



Kendle
INTERNATIONAL INC.

2002 annual report

Financial Highlights

(In thousands, except per share data)	2002	2001	2000
Net service revenues	$165,173	$154,302	$120,487
Income (loss) from operations	(58,411)	7,304	(3,749)
Net income (loss)	(54,800)	4,206	(2,130)
Net income (loss) per diluted share	(4.30)	0.33	(0.18)
Working capital	41,451	36,664	39,396
Total assets	155,397	204,051	176,519
Shareholders' equity	94,360	142,307	132,870

Corporate Headquarters ◦ 1200 Carew Tower ◦ 441 Vine Street ◦ Cincinnati, Ohio 45202
phone: 1.513.381.5550 ◦ fax: 1.513.381.5870 ◦ www.kendle.com ◦ e-mail: info@kendle.com

Kendle
INTERNATIONAL INC.

Kendle International Inc. (Nasdaq: KNDL), with headquarters in Cincinnati, Ohio, is among the world's largest publicly held providers of global clinical research and development services for the pharmaceutical and biotechnology industries. With approximately 1,650 associates worldwide, we have conducted clinical trials or provided regulatory and validation services in 60 countries. For more information on our services, recent news releases and SEC filings, or to request an investor kit, please visit our corporate website, www.kendle.com.



to our shareholders

candace kendle

Operating in today's CRO sector is both exciting and inviting. With our industry expected to grow to $16.5 billion by 2005, R&D spending by biopharmaceutical companies projected to top $50 billion by that same time, and more drugs entering the developmental pipeline than ever before – it truly is a great time to be a CRO.

Why Our Customers Need Us

Kendle understands the importance of true customer focus and the many industry challenges that face those we service. With shrinking patent life and the resulting decline in market exclusivity for pharmaceutical drugs, it has become even more important to streamline the development process and to expedite regulatory approval.

CROs are not only well positioned to help customers achieve their objectives, but are absolutely vital to the overall process. The genomics explosion has helped to create a larger pipeline than ever before with more than 800 new drugs added to development last year. Hence, there is an even greater need for pharmaceutical and biotech companies to partner with CROs on clinical development programs.

With over 20 years of experience conducting clinical trials around the world, Kendle offers its customers the clinical and therapeutic expertise along with the technological innovation to streamline the drug development process. The result of our efforts has been the successful conduct of thousands of Phase I through IV clinical trials and regulatory programs in 60 countries, encompassing more than 20 therapeutic areas.

Through our worldwide network, specialized expertise, sharing of best practices and the use of the most advanced technologies, Kendle has become an indispensable partner to pharmaceutical and biotechnology companies alike.

A Marketing Strategy Poised for Profits

Our approach to harnessing this explosive growth potential is focused on four areas:

- *Continue Our Global Expansion*

  In 2002, we further expanded our geographic coverage with the opening of an office in Poland during the second quarter. We also obtained local regulatory and cultural expertise through the establishment of new strategic relationships with local CROs in Mexico and Bulgaria.



christopher bergen

- *Expand Our Customer Base*

The diversification of our customer base continued in 2002, with the number of customers growing by 21 percent from the prior year. Since smaller pharmaceutical and biotech firms are not as mature in the area of drug development as larger pharmaceutical companies, a greater percentage do not have the internal resources or expertise needed to conduct clinical trials. This is why they look to Kendle, with our 20 plus years of clinical development experience in a variety of therapeutic areas, to become their outsourcing partner.

- *Diversify Our Service Mix*

In 2002, our Medical Affairs, Marketing and Communications (MAM&C) service offering was expanded and refined. In August, Dr. Cynthia Verst-Brasch joined our talented management team to lead this group. Dr. Verst-Brasch has extensive pharmaceutical industry experience in this area. MAM&C's broad array of services – which includes Phase IV studies, pre-launch and post-launch services, and meeting management and publication programs – provides a point of differentiation that our customers appreciate. MAM&C helps bridge the gap between clinical development and product launch, assisting our customers to better leverage their own brand awareness.

Our AAC Consulting Group continues to broaden our regulatory and validation consulting services through the hiring of senior FDA and EMEA (European Agency for the Evaluation of Medicinal Products) staffers and industry experts. This group offers an average of 25 years of FDA/EMEA and clinical regulatory experience in a wide variety of areas. Their intimate knowledge of the processes and requirements of the FDA, EMEA and other worldwide regulatory agencies, provides an extremely valuable resource to our customers. Through this group, we assist our customers with regulatory advice and consultation at any point on the drug development continuum – from initial discovery, to post-marketing regulatory support and everything in between.

Our Kendle Bioequivalence and Pharmacokinetics (Phase I generic business) service offering, acquired in 2002, specializes in the growing generic drug market. It is estimated that $50 billion in branded drugs are to go off patent by 2006. Kendle's Bioequivalence group not only provides entry into the generic drug market, it also provides an expanded customer base to which we can cross sell other services and creates additional entry points into studying branded drugs.

- *Listen to Our Customers*

One of our most significant accomplishments for 2002 was the successful completion of the first full year operating under the Strategic Alliance with Pharmacia. This alliance underscores the success of our Strategic Account Management program and has allowed us to work closely with Pharmacia to create operational efficiencies, implement best practices and streamline the development process. By becoming a "closer" partner, we have become a "better" partner. This Strategic Alliance is truly a win/win for both organizations. We also work with several other major customers in a variety of partnership models.

In addition, to further expand and deepen these customer relationships, all members of our Executive Committee will continue to spend time with our customers to ensure we provide the same high quality service that brought them to Kendle in the first place. We learned long ago that it is only through listening to our customers that we can better meet and understand their needs.

In 2002, our continuing global expansion, diversification of customer mix and service offerings and our focus on customer needs helped us to grow into a company whose revenues rose to a record $165.2 million. From this base, in 2003, we plan to:

- Capitalize on the integrative nature of the services provided by our Medical Affairs, Marketing and Communications group as they provide the required continuum of services to help pharmaceutical companies leverage brand awareness. We believe there are significant opportunities in this area and MAM&C is positioned for success.
- Continue the strides we've made in customer diversification by expanding further into medium-sized pharmaceutical and biotech companies.
- Continue to listen to the needs and wants of our customers and look to build other Strategic Alliances.
- Grow and diversify our regulatory consulting and validation service offering throughout Europe and the rest of the world.
- Build on the strong results of Kendle's Bioequivalence and Pharmacokinetics group (Phase I generic business).
- Explore opportunities for continued global expansion through the opening of new offices and through the pursuit of additional acquisition candidates. This will allow us to further expand existing service offerings.
- And finally, remain focused and diligent in our efforts to identify and implement process improvements and operating efficiencies that will help us contain costs.

Before closing, we want to highlight several additional changes that occurred in our senior leadership during 2002. We added three new members to our Board of Directors: G. Steven Geis, PhD, MD, Timothy E. Johnson, PhD, and Frederick A. Russ, PhD. These new members expanded the clinical, financial and marketing expertise of our Board, and we are excited to add their breadth and depth of industry and business experience. Their appointments also increased the number of independent directors on our Board from four to six.

We also want to thank two retiring members of the Kendle Board, Timothy M. Mooney, former Kendle Executive Vice President and Chief Financial Officer, and Robert R. Buck. Tim and Bob provided valuable leadership during a period of very significant growth and change at Kendle. We are grateful for their tremendous contributions.

Since Tim's retirement, Karl Brenkert III assumed the responsibilities of CFO. Karl adds demonstrated leadership experience to our executive team, and we look forward to his guidance as we continue to focus on corporate growth and financial performance.

In closing, we want to reiterate that it is truly a great time to be a CRO and what lies ahead for Kendle and its shareholders is both exciting and inviting. We are a well capitalized and growing company, confident in our business plan.

We thank our shareholders for their loyalty and support. We also want to thank the 1,650 worldwide employees whose tireless efforts and will to win make it possible to realize the opportunities of tomorrow.



Candace Kendle, PharmD
Chairman & CEO



Christopher C. Bergen
President & COO



To harness the explosive growth projected for the CRO sector, we have adopted and continue to refine an approach to accelerate revenue growth and global expansion. We are building on our strengths, leveraging our excellent industry reputation to create additional sources of revenue and focusing on meeting the entire needs of our customers.



expanding our customer base

This was an important objective in 2002 and continues to be in 2003. Translating our existing strengths and core clinical competencies into new business opportunities with medium and small pharmaceutical companies was one way we accomplished this goal.

Kendle has long been a valued partner to large pharmaceutical companies.

When you consider our clinical expertise, our ability to utilize the latest computer technology to expedite trial results and our global network of customized services, it's no wonder many of the world's largest pharmaceutical companies come to Kendle to outsource their drug development needs.

We are known worldwide for our ability to design and conduct individual trials, create and execute entire drug development programs and to coordinate data management activities in a variety of therapeutic areas. In 2002, we continued to build on this success by remaining focused on our strengths, while also refining and improving our processes.

As we looked to grow our business, we began to target our Phase II/III new business development efforts toward medium- and small-sized pharmaceutical drug companies.

Most of these smaller pharmaceutical companies do not have the internal resources necessary to design and conduct clinical trials. Those that do, focus their resources on the discovery phase. As a result, these pharmaceutical companies, in much the same vein as biotech companies, are more outsourcing dependent. They need experienced and focused partners, like Kendle, to assist them in advancing their drugs through the developmental process.



One such opportunity to work with a medium-sized pharmaceutical company occurred with Helsinn Healthcare Group, an integrated licensing firm. Because Helsinn acquires the rights to new compounds that are still in the clinical stage of development, they need experienced and responsive partners to actually conduct the clinical trials and assist with regulatory submissions. Such was the case with Palonosetron, used in the prevention of chemotherapy-induced nausea and vomiting.

Helsinn needed a range of Phase III services from Kendle, including project management, monitoring, data management, medical writing, statistical analysis and safety. They chose us because of our unique size, large enough to handle a global program yet flexible enough to implement changes in scope very quickly.

Challenged with an extremely tight timeframe, Kendle was able to help Helsinn meet the deadline for the NDA for Palonosetron IV and its submission to the FDA.

This positive interaction has led to more business for Kendle, assisting Switzerland-based Helsinn with the preparation and assembly of the Palonosetron IV Common Technical Document for submission to the European Union.





Building with Biotech

The mapping of the human genome, just two short years ago, and the resulting molecular advances have caused the biotechnology industry to explode. Our goal is to grow in step with this phenomenon.

Biotechnology is an industry that is better capitalized now, versus a few years ago, presenting less of a financial risk for CROs wanting to expand into this market. Opportunities exist not only for Phase I/II/III work, but for our regulatory consulting and Medical Affairs, Marketing and Communications (MAM&C) service areas as well. Consider the following facts:

- **This is where the money is flowing** — New funding for biotech companies in 2002 was approximately $10 billion. An additional $12-15 billion in funding is expected in 2003.
- **More companies are entering this arena** — The Biotechnology Industry Organization has grown to more than 1,400 biotech companies, academic institutions and state biotechnology centers across the United States.
- **Size is not a criteria for success** — Of the 35 new biotech products or indications approved by the FDA in 2002, 23 percent were from companies who are not even listed among the top 50 biotech firms when measured by R&D spending.

Because many biotech firms are small, emerging companies, most do not have the necessary internal resources to design and conduct clinical trials. They must rely on CROs, like Kendle, to do it all. And with competition among biotechs increasing daily and speed to market always looming in the background, biotechs also need a proven performer, someone who can help them get it right the first time.

This is where our ability to translate the expertise we developed from servicing large- and medium-sized pharmaceutical companies can be utilized best. We can assist biotech firms by helping them design the study, screen and recruit volunteers, conduct the trial, manage the data and write the reports. We can help them get to market quicker and make money faster, just like we do with pharmaceutical companies.

With our biotech sales team fully assembled and a selling strategy in place to address the specific needs of this sector, sales from the biotech sector accounted for approximately 13 percent of our total sales the last six months of 2002.







For instance, an Australian biotechnology firm is developing a diagnostic imaging agent that has the potential to improve diagnosis of Deep Vein Thrombosis, pulmonary embolus and other clotting disorders.

They initially approached Kendle in mid 2000, needing assistance with their clinical trial program. They were referred to us by their consultant who had worked with us previously and was convinced Kendle had the expertise to meet the company's needs.

Kendle's Regulatory, Development & Commercialization Group identified the key manufacturing, preclinical and clinical activities to be addressed to ensure successful completion of Phase II studies. Numerous activities have flowed from this first project, such as project management of the preclinical program which included an FDA meeting and resulted in significant time and budget savings for the customer.

These positive results prompted this firm to assign Kendle more work on their clinical trial program, including protocol development and project management for two Phase I studies. These studies are being conducted in Australia, in accordance with the customer's brief. With the anticipation of an Investigational New Drug (IND) filing in early 2004, all work must be completed in accordance with FDA guidelines.

This company is currently evaluating the next steps in its clinical trial program as it looks forward to Phases II and III.



Creating sources of revenue beyond our core clinical competencies helps diversify and insulate us from the ups and downs most CROs have experienced through their close ties to the pharmaceutical industry. Through Kendle's Medical Affairs, Marketing and Communications (MAM&C) service offering, our Regulatory Affairs Consulting and Validation Services, and our Bioequivalence and Pharmacokinetics area, we have created complementary income streams to augment our traditional Phase II and Phase III sources.



diversifying our service mix

Medical Affairs, Marketing & Communications (MAM&C)

This service area was expanded and refined last year and is targeted for growth and success in 2003.

When considering the rising cost of drug research, the increasing amount of time necessary to get drugs approved and the decreasing length of patent exclusivity, it is crucial to maximize market penetration and brand share.

Kendle MAM&C is led by and comprised of pharmaceutical industry and clinical development experts who offer a broad array of services, including Phase IV studies, pre- and post-launch activities, scientific meeting management and publication programs. The MAM&C group also includes a team of highly-skilled experts in the areas of health economics, pharmacoeconomics and quality of life studies.

Kendle's MAM&C group leverages more than 20 years of experience designing and conducting hundreds of Phase IV trials with dozens of pharmaceutical and biotechnology companies worldwide.



Why are We Expanding Our Offerings in this Arena?

According to the October 2002 edition of industry publication *CenterWatch*, "Phase IV studies are the fastest growing segment of clinical spending." Additional *CenterWatch* research also estimates that clinical spending on Phase IV services topped $1.5 billion in 2001.

The latest statistics from Pharmaceutical Research and Manufacturing of America (PhRMA) also report that the approximate $3.6 billion spent on Phase IV R&D in 2001 may be undercounting total spending on post-marketing research. Additional dollars also come directly from marketing department budgets. PhRMA estimates member companies spent almost $19 billion on marketing and sales activities in 2001.

The MAM&C group's ability to help pharmaceutical and biotechnology companies bridge the gap between science and marketing is another critical component. Because the MAM&C group understands the complexities that exist within the medical affairs and marketing departments of companies, we are poised to help these organizations create a strategic and customized plan to fully meet their marketing objectives.

Moreover, MAM&C offers outstanding expertise in the management of scientific meetings and publication planning. These services assist customers in leveraging study results and maximizing brand awareness.

Importantly, the MAM&C service offering is fully integrated and complementary. Pharmaceutical and biotechnology companies can request individual services or the full array of MAM&C offerings, depending upon the need of the company. Utilization of the continuum of MAM&C services affords both economic and timing efficiencies.

Finally, Kendle utilizes the same sales force to promote our MAM&C services as we do other Kendle offerings. As such, we are able to provide our customers with a consolidated, single source for their entire development needs, Phases I through IV.





Regulatory Affairs Consulting & Validation Services

Kendle's regulatory consulting, submission and pre-clinical services are another area where we expanded our revenue streams in 2002.

Regulatory Affairs targeted emergent biotech companies in 2002 and will continue with this effort in 2003. Not only does the biotech sector present a great opportunity for our traditional Phase II and Phase III service offerings, but those same factors make it attractive for Regulatory Affairs as well. Other revenue-generating areas within Regulatory Affairs include:

- **Safety** — Our Global Safety group can assist companies with the notification and reporting of serious adverse events (SAEs), in a multi-national setting, in compliance with the FDA, ICH and all applicable local regulations.
- **Medical Writing** — Comprised of experienced scientists, our medical writing team, working in conjunction with other Kendle clinical trial areas, produces reports that meet all of the standards of the most exacting regulatory agencies in the world.
- **Clinical Quality Assurance** — Quality of data is vital to all aspects of the clinical drug development process. Accordingly, our regulatory team ensures that study data are transferred accurately, at every point, from the source documentation all the way to the NDA. This group also ensures that we continue to meet and exceed not only our own high standards of quality, but those of our customers and the various regulatory agencies as well.

In addition, our AAC Consulting Group has helped jump-start our ability to provide comprehensive and seamless global regulatory compliance, validation, training and information services for our customers as we build out our offerings in Australia, England and throughout Europe.

AAC maintains a staff of more than 50 former FDA/EMEA officials and professionally-certified industry experts with an average of 25 years of related experience. The breadth and depth of this group's expertise permits us to add a "reality check" to our customers' programs, allowing them to refine their approaches and then resolve critical "go/no-go" decisions. This helps our customers save time and money, while also producing the highest quality products that conform to all regulatory requirements.

AAC is also focused on helping customers prepare, complete and submit the Common Technical Document (CTD), which is mandated by the ICH for July 2003 in Japan and Europe and preferred in the United States. The CTD will be the new standard for presenting clinical information and data for regulatory approval, and it is another example of how this group can assist our customers in understanding and complying with the varying regulations and regional differences of the regulatory process.







Nowhere is our focus on customer needs more evident than with a small, United States-based, drug delivery company that approached our Regulatory Affairs group in Summer 2002.

For them to meet the next critical milestone in their drug development process, they needed to start clinical trials in 40 days. This meant Kendle would have to assemble and complete their IND package in just ***10 days****, not the usual 10 weeks.*

Having worked with Kendle in 2001 on a different pre-IND project, they were comfortable with our ability to understand their business and execute for them.

We were able to dedicate an entire team to this project and delivered the finished IND package to them in the 10-day timeframe.





One of our newer additions, this unit specializes in Phase I bioequivalence studies for the generic drug industry. Bioequivalence studies are those in which the drug must demonstrate it will produce blood levels of the active ingredient that are biologically equivalent to those produced by the brand name product it emulates. These clinical studies are normally short in duration and are conducted on healthy adults.

Generic customers place the same high premium on their ability to be the "first to file" with the FDA as branded drug manufacturers place on their ability to be first to market. This is where our Bioequivalence group has developed a strong reputation for its ability to expediently conduct and complete studies, thereby aiding our generic drug customer in the race for market share.

With an estimated $50 billion in branded drugs due to come off patent by 2006, the trend among larger, generic drug companies to consolidate R&D activities with only a few providers, and the fact that an increasing number of smaller generic drug companies are entering the market, it becomes clear why we want to expand this Phase I offering of our business mix. And the model we have developed with this group is one we want to replicate in other geographic areas around the United States.

The services our Bioequivalence group provides to the generic industry are complementary to the Phase I "first-in-human" testing that occurs at the Kendle Clinical Pharmacology Unit in Utrecht, The Netherlands. This specific-purpose-built facility, with full-time dedicated medical staff and laboratories, helps position Kendle to handle the growth that is occurring in Phase I due to the advances in genomic research.



listening to our customers

By listening to and focusing on the needs of our customers, we have been able to transition single accounts into ongoing, mutually profitable, long-term relationships.

These Strategic customer alliances have been a resounding success. By allowing us to become "closer" partners, we have become "better" partners.

- Through the sharing of best practices, operational efficiencies have materialized, allowing us to continually improve the process. This has led to a level of customer intimacy never before experienced.
- Our review process has been refined to the point where we can now identify issues more easily and resolve them more quickly, at the project, systemic and organizational levels, keeping studies on time and on track.
- As we become more familiar with our partners' processes and timelines, we're better able to accelerate study start-up times and streamline up-front administrative tasks. This allows us to save our customers money and their drugs to proceed to market and profitability faster.
- Close working relationships, through various partnership models, have allowed Kendle project teams the ability to transition from one study to another (within the same customer), minimizing the amount of training needed, again saving the customer time and money.

These relationships have been so successful, that we continue to work with other important customers with the objective of customizing our "models" to utilize in other new strategic alliances.

By expanding our customer mix and creating complementary revenue streams, we have positioned Kendle for success in 2003 and beyond.



financial review 2002

selected financial data

(In thousands, except per share data) For the years ended December 31,	2002	2001	2000	1999	1998
Consolidated statements of operations[1]					
Net service revenues	$ 165,173	$ 154,302	$ 120,487	$ 117,151	$ 89,516
Reimbursable out-of-pocket revenues	48,841	40,197	35,651	33,441	25,565
Total revenues	214,014	194,499	156,138	150,592	115,081
Costs and expenses:					
Direct costs	98,438	93,729	74,077	61,032	44,880
Reimbursable out-of-pocket costs	48,841	40,197	35,651	33,441	25,565
Selling, general and administrative	48,646	44,047	39,249	37,316	29,157
Depreciation and amortization	8,347	9,988	7,930	6,731	4,711
Employee severance and office consolidation costs	408	(766)	2,980	—	—
Goodwill impairment[2]	67,745	—	—	—	—
	272,425	187,195	159,887	138,520	104,313
Income (loss) from operations	(58,411)	7,304	(3,749)	12,072	10,768
Interest income	534	903	988	1,059	1,587
Interest expense	(1,219)	(877)	(643)	(367)	(284)
Other	(61)	23	(292)	(67)	(13)
Investment impairment[3]	(1,938)	—	—	—	—
Income (loss) before income taxes	(61,095)	7,353	(3,696)	12,697	12,058
Income taxes	(6,295)	3,147	(1,566)	4,968	4,893
Net income (loss)	$ (54,800)	$ 4,206	$ (2,130)	$ 7,729	$ 7,165
Income (loss) per share data					
Basic:					
Net income (loss) per share	$ (4.30)	$ 0.34	$ (0.18)	$ 0.69	$ 0.75
Weighted average shares	12,734	12,251	11,708	11,251	9,589
Diluted:					
Net income (loss) per share	$ (4.30)	$ 0.33	$ (0.18)	$ 0.65	$ 0.70
Weighted average shares	12,734	12,858	11,708	11,826	10,226
Consolidated balance sheet data[1,4]					
Working capital	$ 41,451	$ 36,664	$ 39,396	$ 44,838	$ 65,496
Total assets	155,397	204,051	176,519	184,382	153,240
Total short and long-term debt	21,236	16,217	2,746	10,188	4,013
Total shareholders' equity	94,360	142,307	132,870	133,646	122,500

1. From 1998 to 2002, the Company made eight acquisitions. See Note 13 to the consolidated financial statements.
2. See Note 6 to the consolidated financial statements for further detail regarding the goodwill impairment charge recorded in 2002.
3. See Note 14 to the consolidated financial statements for further detail regarding the investment impairment.
4. In 1998, the Company and its shareholders completed a Common Stock offering, in which the Company raised net proceeds of $51.4 million.

quarterly financial data (unaudited)

(In thousands, except per share data)

Quarter	first	second	third	fourth
2002				
Net service revenues	$ 43,921	$ 43,694	$ 40,966	$ 36,592
Income (loss) from operations	3,632	2,679	3,283	(68,005)
Net income (loss)	2,117	(367)	1,903	(58,453)
Net income (loss) per diluted share	0.16	(0.03)	0.14	(4.56)
Ranges of stock price				
High	20.35	18.65	13.98	10.76
Low	13.92	9.75	6.49	6.47
2001				
Net service revenues	$ 32,253	$ 38,661	$ 39,439	$ 43,949
Income from operations	257	1,556	1,913	3,578
Net income	262	878	1,173	1,893
Net income per diluted share	0.02	0.07	0.09	0.15
Ranges of stock price				
High	14.69	20.04	21.35	22.25
Low	9.91	11.50	15.20	15.55

management's discussion and analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction therewith.

Company Overview

Kendle International Inc. (the Company) is an international contract research organization (CRO) that provides integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consulting and organizational meeting management and publications services on a contract basis to the pharmaceutical and biotechnology industries. Prior to January 1, 2002 the Company had been managed through two reportable segments, the Phase I through IV contract services group, which, among other services, includes investigator meetings, pharmacoeconomics, post-marketing surveillance, and labeling studies, and the medical communications group. Effective January 1, 2002 the Company launched a new strategic initiative, Medical Affairs, Marketing and Communications (MAM&C). The MAM&C service offering is intended to provide a more comprehensive Phase IV product offering to the Company's customers, including post-marketing activities such as publications and symposia in support of new product launches. As a result, the former medical communications group is now being managed as part of MAM&C and its service capabilities have been incorporated into the Company's overall Phase IV array of products. As such, the medical communications group, which had principally focused on organizational, meeting management and publication services for professional organizations and pharmaceutical companies, has been restructured and integrated with the contract research services group.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. The Company also performs work under time-and-materials contracts, recognizing revenue as hours are worked based upon the hourly billing rates for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price.

The Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators as well as other out-of-pocket costs. These out-of-pocket costs are reimbursable by the Company's customers. Effective January 1, 2002 in connection with the implementation of Emerging Issues Task Force (EITF) 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company includes amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the consolidated statements of operations. The Company implemented this rule beginning in the first quarter of 2002 and, as such, has reclassified all prior periods presented. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

Depreciation and amortization expenses consist of depreciation and amortization costs recorded on a straight-line method over the useful life of the property or equipment and internally developed software. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which requires goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead be reviewed at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002, and no longer records amortization expense on goodwill and indefinite lived intangible assets. In 2002, the Company recorded a goodwill impairment charge of $67.7 million. See Note 6 in the Company's notes to consolidated financial statements for further detail on the goodwill impairment and results for 2001 and 2000 excluding goodwill amortization.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major customers, and the Company believes this dependence will continue. The loss of business from any of the major customers could have a material adverse affect on the Company.

The Company's results are subject to volatility due to a variety of factors. The cancellation or delay of contracts and cost overruns could have short-term adverse effects on the consolidated financial statements. Fluctuations in the Company's sales cycle and the ability to maintain large customer contracts or to enter into new contracts could hinder the Company's long-term growth. In addition, the Company's aggregate backlog, consisting of signed contracts and letters of intent, is not necessarily a meaningful indicator of future results. Accordingly, no assurance can be given that the Company will be able to realize the net revenues included in the backlog.

Acquisitions

In 2002, the Company acquired the assets of Clinical and Pharmacologic Research, Inc. (CPR), located in Morgantown, West Virginia. Further information regarding the Company's acquisitions is included in Note 13 to the consolidated financial statements.

The results of operations are included in the Company's consolidated statements of operations from the date of acquisition.

Results of Operations

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001


net service revenues
($ millions)
120.5
154.3
165.2
2000
2001
2002

Net Service Revenues

Net service revenues increased 7% to $165.2 million for 2002 from $154.3 million in 2001. Excluding the impact of foreign currency exchange rates fluctuations, net service revenues increased 6% in 2002. The 7% increase in net service revenues is composed of a decline in organic revenues of 2% offset by growth due to the Company's acquisitions of 9%. The decline in organic revenues is primarily attributable to the 2002 decrease in revenues on contracts where costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues. In addition, an increased level of project cancellations and delays adversely impacted revenue in the fourth quarter of 2002.

Approximately 27% of the Company's net service revenues in 2002 were derived from the Company's operations outside the United States compared to 31% in 2001. Revenues from the top five customers accounted for approximately 46% and 45% of net service revenues in 2002 and 2001, respectively. Net service revenues from Pharmacia Corporation accounted for approximately 21% of the total 2002 net service revenues. The Company's revenues from Pharmacia Corporation are derived from numerous projects that vary in size, duration and therapeutic indication.

Reimbursable Out-of-Pocket Revenues

As previously mentioned, the Company adopted EITF 01-14 on January 1, 2002 as required. This EITF requires the Company to include reimbursed costs, consisting of amounts paid to investigators and other out-of-pocket costs, as reimbursable out-of-pocket revenues and reimbursable out-of-pocket costs in the consolidated statements of operations. Reimbursable out-of-pocket revenues fluctuate from period to period due primarily due to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 21.5% to $48.8 million in 2002 from $40.2 million in 2001.

Operating Expenses

operating expenses ($ millions)	**2000**	**2001**	**2002**
Direct costs	$74.1	$93.7	$98.4
Selling, general and administrative	39.2	44.0	48.6
Depreciation and amortization	7.9	10.0	8.3

Direct costs increased by $4.7 million, or 5%, for 2002 as compared to 2001. The 5% increase in direct costs is composed of a 3% decline in organic direct costs offset by an 8% increase in direct costs due to the Company's acquisitions. The decrease in organic direct costs is primarily related to a decrease in certain project-related costs. These project-related costs are normally billed back to the customer as a "pass-through" expense and are excluded from direct costs and net service revenues. However, in a small number of the Company's contracts, these costs are fixed by the contract terms, and have been recorded as direct costs, producing a zero profit margin. In 2001, the Company incurred costs of this nature of approximately $12.1 million compared to approximately $4.5 million in 2002. Direct costs as a percentage of net revenues were 59.6% and 60.7% in 2002 and 2001, respectively. The decline in direct costs as a percentage of net service revenues is primarily attributable to the decrease in the number of contracts in which the "pass-through" costs were fixed by the contract terms and net service revenue was recorded at little or no margin.

Reimbursable out-of-pocket costs increased 21.5% to $48.8 million in 2002 from $40.2 million in 2001.

Selling, general and administrative expenses increased by $4.6 million, or 10%, from 2001 to 2002. The 10% increase in selling, general and administrative costs is composed of a 7% increase in organic SG&A costs and a 3% increase in SG&A costs due to the Company's acquisitions. The increase in organic SG&A costs is primarily due to increased employee-related costs such as salaries, training costs and other employee costs incurred. Selling, general and administrative expenses expressed as a percentage of net service revenues were 29.5% for 2002 and 28.5% for 2001. The increase in these costs as a percentage of net service revenues is primarily due to lower revenue than anticipated in the fourth quarter of 2002 due to certain project delays and cancellations.

Depreciation and amortization expense decreased by $1.6 million, or 16%, in 2002 compared to 2001. The decrease is due to the implementation of SFAS No. 142, which has eliminated the amortization of goodwill and other indefinite lived intangible assets. See the discussion of SFAS No. 142 in the New Accounting Pronouncements section of Management's Discussion and Analysis. Excluding goodwill amortization in 2001, depreciation expense increased by 19% in 2002 compared to 2001. The increase is primarily due to increased depreciation and amortization relating to the Company's capital expenditures of $9.0 million during 2002.

In the third quarter of 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, NJ. The Company had maintained separate offices in Princeton, Cranford and Ft. Lee, New Jersey. In connection with the office consolidation, the Company recorded a pre-tax charge of $408,000 in 2002, consisting primarily of facility lease costs, severance, employee retention and outplacement costs. In 2001, the Company recorded a pre-tax increase in income of approximately $766,000 to reflect lower-than-anticipated costs associated with the Company's workforce reduction program that was implemented in 2000.

In the fourth quarter of 2002, the Company recognized a goodwill impairment charge of $67.7 million in accordance with SFAS No. 142. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's consolidated statements of operations. For more discussion on this charge, see Note 6 in the Company's notes to consolidated financial statements.

Other Income (Expense)

Total other income (expense) was expense of $2.7 million in 2002 compared to income of approximately $49,000 in 2001. The primary reason for this decrease is a $1.9 million non-cash charge recorded in the second quarter of 2002 to write-off the Company's investment in Digineer, Inc. (Digineer), a healthcare consulting and software development company that adopted a plan to cease operations during 2002.

Other income (expense) was also negatively impacted by increased interest expense in 2002 due to the Company's $15.0 million term loan that began in June of 2002 and $6.0 million of convertible debt that was issued in conjunction with the Company's January 2002 acquisition of CPR. In addition, lower worldwide interest rates on investments contributed to the decline.

Income Taxes

The Company reported a tax benefit at an effective rate of 10.3% in 2002 compared to tax expense at an effective rate of 42.8% for 2001. The Company's effective tax rate in 2002 was negatively affected by a number of factors. The write-off of the Digineer investment is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company recorded a valuation allowance against the deferred tax asset and no income tax benefit was recorded. In addition, a tax benefit was recorded on only that portion of the goodwill impairment charge that will be deductible in future tax periods. Finally, in the fourth quarter the Company recorded a valuation allowance of approximately

$3.5 million for certain tax benefit carryforwards primarily relating to net operating loss carryforwards in certain European subsidiaries of the Company. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income (Loss)

Inclusive of the goodwill impairment charge, the write-off of the Digineer investment, office consolidation costs and the tax valuation allowances discussed above, the net loss for 2002 was $54.8 million compared to net income of $4.2 million in 2001. Excluding these charges in 2002 and the adjustment to the workforce reduction reserve in 2001, net income in 2002 was $5.1 million compared to $3.7 million in 2001.

Segment Information

Effective January 1, 2002 the Company restructured its medical communications group and integrated this group with the contract research services group, forming one segment.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Net Service Revenues

Net service revenues increased 28% to $154.3 million for 2001 from $120.5 in 2000. Excluding the negative impact of foreign currency exchange rate fluctuations, net service revenues increased 30% in 2001. The 28% increase in net service revenues is composed of organic growth of 18% and growth due to the Company's acquisition of 10%. The growth in organic service revenues is primarily attributable to the increased level of clinical development activity in 2001.

Approximately 31% of the Company's net service revenues in 2001 were derived from the Company's operations outside the United States compared to 37% in 2000. Revenues from the top five customers accounted for approximately 45% and 48% of net service revenues in 2001 and 2000, respectively.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues increased 12.8% to $40.2 million in 2001 from $35.7 million in 2000.

Operating Expenses

Direct costs increased by $19.7 million, or 27%, for 2001 as compared to 2000. The 27% increase in direct costs is composed of a 19% increase in organic direct costs and an 8% increase in direct costs due to the Company's acquisition. The increase in organic direct costs is primarily related to increased employee costs to support the increased revenue base as well as an increase in certain project-related costs. These project-related costs are normally billed back to the customer as a "pass-through" expense and are excluded from costs and revenues. However, in a small number of the Company's contracts, these costs are fixed by the contract terms, and have been recorded as direct costs, producing a zero profit margin. In 2001, the Company incurred costs of approximately $1.2 million in excess of the contract value on a contract where these "pass-through" expenses are fixed by the contract terms, negatively impacting the Company's overall gross margin. Direct costs as a percentage of net revenues were 60.7% and 61.5% in 2001 and 2000, respectively.

Reimbursable out-of-pocket costs increased 12.8% to $40.2 million in 2001 from $35.7 million in 2000.

Selling, general and administrative expenses increased by $4.8 million or 12% from 2000 to 2001. The 12% increase in selling, general and administrative costs is composed of a 7% increase in organic SG&A costs and a 5% increase in SG&A costs due to the Company's acquisition. The increase in organic SG&A costs is primarily due to increased employee-related costs such as accrued bonus, recruiting costs and other employee costs incurred to support the larger revenue base. Selling, general and administrative expenses expressed as a percentage of net service revenues were 28.5% for 2001 and 32.6% for 2000. The decrease in these costs as a percentage of net service revenues is primarily due to efficiencies realized from the workforce reduction program implemented in the second quarter of 2000.

The increase in depreciation and amortization expense is a result of the amortization of goodwill as a result of the Company's acquisition and an increase in depreciation expense as a result of the Company's capital expenditures.

In the second quarter of 2000, the Company recorded a pre-tax charge of approximately $3.0 million in connection with a workforce reduction program. This program was completed in 2001, and in the fourth quarter of 2001 the Company recorded a pre-tax increase in income of approximately $766,000 to reflect lower than anticipated costs associated with the workforce reduction reserve. The $766,000 adjustment was related to lower-than-expected severance costs in Europe of approximately $388,000 as well as lower than expected facility costs of $159,000 and other costs (primarily legal costs) of $219,000.

Income Taxes

The Company reported tax expense at an effective rate of 42.8% for 2001 compared to a tax benefit at an effective rate of 42.4% in 2000. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations which generate the pre-tax earnings.

Net Income (Loss)

Inclusive of the severance charge and related adjustment, net income increased to $4.2 million in 2001 compared to a net loss of $2.1 million in 2000. Excluding the after-tax impact of this charge and subsequent adjustment, net income increased to $3.7 million in 2001 from a net loss of approximately $310,000 in 2000.

Segment Information

Net service revenues from the contract research services group increased to $147.0 million for 2001 compared to $114.8 million in 2000. Net income (loss) from the contract research services group was $2.0 million and ($3.8) million in 2001 and 2000, respectively.

Net service revenues from the medical communications group increased to $7.3 million for 2001 compared to $5.7 million in 2000. Net income from the medical communications group was $2.2 million and $1.7 million for 2001 and 2000, respectively.

Overhead costs are included in the contract research services group and have not been allocated.

Liquidity and Capital Resources

working capital
($ millions)

2000	2001	2002
39.4	36.7	41.5

In 2002, cash and cash equivalents increased by $6.7 million as a result of cash provided by operating activities of $27.0 million offset by cash used in investing activities of $18.0 million and cash used in financing activities of $2.8 million. Net cash provided by operating activities consisted primarily of the net loss increased by non-cash adjustments (the goodwill impairment charge, loss on Digineer investment and depreciation and amortization) and a decrease in accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer. Accounts receivable, net of advance billings, decreased from $40.7 million at December 31, 2001 to $24.7 million at December 31, 2002.

Cash flows from investing activities for the year ended December 31, 2002 consisted primarily of capital expenditures of $9.0 million, costs related to the acquisition of CPR of $7.9 million (net of cash acquired), and additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of Health Care Communications, Inc. (HCC) offset by net proceeds from the sale of available for sale securities of $1.7 million.

Cash flows from financing activities for the year ended December 31, 2002 consisted primarily of net payments under the Company's credit facility of $1.9 million and payments on capital lease obligations of approximately $800,000.

In 2001, cash and cash equivalents decreased by $0.7 million as a result of cash provided by operating activities of $9.6 million and cash provided by financing activities of $11.8 million offset by cash used in investing activities of $21.8 million. Net cash provided by operating activities consisted primarily of net income increased by non-cash adjustments, primarily depreciation and amortization, offset primarily by an increase in accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as discussed above. Accounts receivable, net of advance billings, increased from $28.2 million at December 31, 2000 to $40.7 million at December 31, 2001.

Cash flows from investing activities for the year ended December 31, 2001 consisted primarily of capital expenditures of $7.5 million, *costs related to the acquisition of AAC Consulting Group of $10.8 million (net of cash acquired), and additional* purchase price of $2.1 million paid in relation to the Company's 1999 acquisition of HCC. Net purchases of available for sale securities totaled $1.3 million.

Cash flows from financing activities for the year ended December 31, 2001 consisted primarily of net borrowings under the Company's credit facility of $12.6 million.

Cash and cash equivalents increased by $ 1.0 million for the year ended December 31, 2000 as a result of cash provided by operating activities of $20.8 million offset by cash used in investing and financing activities of $10.3 million and $9.4 million, respectively. Net cash provided by operating activities resulted primarily from the net loss adjusted for non-cash activity, a decrease in accounts receivable and unreimbursed investigator and project costs and an increase in advanced billings.

Cash flows from investing activities for the year ended December 31, 2000 consisted primarily of capital expenditures of $7.2 million and additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of HCC.

Cash flows from financing activities for the year ended December 31, 2000 consisted primarily of net repayments under the Company's credit facility of $7.1 million.

cash, cash equivalents & available-for-sale securities
($ millions)

2000	2001	2002
24.6	25.5	30.0

The Company had available for sale securities totaling $17.3 million and $19.5 million at December 31, 2002 and 2001, respectively.

Net cash used for capital expenditures was $9.0 million, $7.5 million and $7.2 million in 2002, 2001 and 2000, respectively.

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced the previous credit facility that would have expired in October 2003. The Facility is composed of a $23.0 million revolving credit loan that expires in three years and a $15.0 million term loan that matures in five years. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The $23.0 million facility bears interest at a rate equal to either (a) the Eurodollar Rate plus the Applicable Percentage (as defined) or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate (as defined in the agreement which is included under Exhibit 10.23 in the Company's Form 10-Q for the quarter period ended June 30, 2002).

The $5.0 million Multicurrency Facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or (b) the Bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined). Under terms of the Facility agreement, revolving loans are convertible into term loans within the facility if used for acquisitions. The Facility contains various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. At December 31, 2002 the *Company fell below the minimum permitted net worth level. The Company has received a waiver from the banks with respect to* the net worth level and amended the minimum net worth level for future periods. At December 31, 2002, no amounts were outstanding under the Company's $23 million revolving credit loan, $12.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 5.82%. Principal payments of $750,000 are due on the term loan on the last business day of each calendar quarter through March of 2007.

Effective July 1, 2002 the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. This interest rate swap is designated as a cash flow hedge under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under this swap agreement, the interest rate on the term loan is fixed at 4.32% plus a margin of 1.5%. The swap agreement is in place through the life of the term loan, ending on March 31, 2007. Changes in fair market value of the swap are recorded in Other Comprehensive Income on the Balance Sheet. At December 31, 2002, a charge of approximately $566,000 has been recorded in Other Comprehensive Income to reflect a decrease in the fair market value of the swap.

With the acquisition of CPR the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). If the note has not been converted at the Maturity Date, the Company has the option to extend the Maturity Date of the note for another three years. The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually. If the Maturity Date is extended, the interest rate will be reset on January 29, 2005 at an annual rate of interest equal to the yield of a three-year United States Treasury Note.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under the Facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisition may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make significant estimates and assumptions that affect the reported Consolidated Financial Statements for a particular period. Actual results could differ from those estimates.

The majority of the Company's net service revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based on assumptions regarding the estimated total costs for each contract. Costs are incurred for each project and compared to the estimated budgeted costs for each contract to determine a percentage of completion on the project. The percentage of completion is multiplied by the total contract value to determine the amount of revenue recognized. Management reviews the budget on each contract to determine if the budgeted amounts are correct, and budgets are adjusted as needed. As the work progresses, original estimates might be revised due to changes in the scope of the work. The Company attempts to negotiate contract amendments with the sponsor to cover services provided outside the terms of the original contract. However, there can be no guarantee that the sponsor will agree to the proposed amendments, and the Company ultimately bears the risk of cost overruns. In the past, the Company has had to commit additional resources to existing projects, resulting in lower gross margins. Similar situations may occur in the future. Historically, the majority of the Company's estimates have been materially correct, but there can be no guarantee that these estimates will continue to be accurate.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed.

As the Company works on projects, the Company also incurs third-party and other pass-through costs, which are typically reimbursable by its customers pursuant to the contract. In certain contracts, however, these costs are fixed by the contract terms. In these contracts, the Company is at risk for costs incurred in excess of the amounts fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net service revenues. Excess costs incurred above the contract terms would negatively affect the Company's gross margin. Further information regarding an accounting change recently released by the EITF impacting income statement presentation of reimbursable expenses is included under New Accounting Pronouncements, and is effective for periods beginning after December 15, 2001. Prior periods have been restated in accordance with the provisions of this EITF statement to conform to current year presentation.

The Company's primary customers are concentrated in the pharmaceutical and biotechnology industries. The Company derives a significant portion of its revenue from a small number of large pharmaceutical companies. The Company's revenue could be negatively impacted by changes in the financial condition of these companies, including potential mergers and acquisitions involving any of these companies. Additionally, in general, customers may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings.

The Company analyzes its goodwill and other indefinite-lived intangible assets to determine any potential impairment loss on an annual basis, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds fair value. In 2002, the Company recorded a goodwill impairment charge of $67.7 million.

The Company has a 50% owned joint venture investment in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits), a company located in China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits and the carrying value recorded as of December 31, 2002 is approximately $400,000. Future capitalization needs will be dependent upon the on-going capitalization needs of KendleWits and the Company's willingness to provide additional capital. The Company is not obligated to make any additional investment in KendleWits and currently has no plans to do so. The loss recorded from the equity investment in KendleWits for the years ended December 31, 2002, 2001 and 2000 was approximately $126,000, $199,000 and $67,000, respectively. Future results of KendleWits may vary, and are dependent upon the demand for clinical research services in China and the ability of KendleWits to generate additional business.

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs over the estimated useful life of the product, not to exceed five years. Internally developed software represents software in the application development stage, and there is no assurance that the software development process will produce a final product for which the fair value exceeds its carrying value. Internally developed software is an intangible asset subject to impairment write-downs whenever events indicate that the carrying value of the software may not be recoverable. Assessing the fair value of the internally developed software requires estimates and judgement on the part of management.

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because the Company conducts business on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgements about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets and a valuation allowance has been established based upon an assessment that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. We believe it is more likely than not that we will realize the net (of valuation allowances) deferred tax assets recorded in the financial statements.

Additional Considerations

On July 15, 2002, two of the Company's major customers, Pharmacia Corporation and Pfizer Inc. announced plans to merge in a stock-for-stock transaction. The merger is expected to close in 2003. Pharmacia and Pfizer combined represent approximately 29% of the Company's net service revenues for the year 2002 and approximately 31% of the Company's December 31, 2002 backlog. Since the merger announcement, the Company has not noticed a change, as a result of the announced merger, in the levels of business received from either of these companies. The Company is unable to predict what impact, either positive or negative, if any, the merger will have on the current backlog of business or on the amount of business the Company will receive from the combined companies in the future.

Contractual Obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2002 are as follows:

(In thousands)	2003	2004-2005	2006-2007	After 2007
Capital lease obligations, including interest	$ 938	$ 1,520	$ 192	$ —
Operating leases	6,511	9,872	7,976	6,095
Debt payments	3,000	6,000	3,750	—
Total	**$ 10,449**	**$ 17,392**	**$ 11,918**	**$ 6,095**

Foreign Currency

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers because from time to time contracts are denominated in a currency different than the local currency of the particular location. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the location's expenses are incurred. As a result, the location's net revenues and resultant net income can be affected by fluctuations in exchange rates. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect upon the Company's consolidated financial results.

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in other income (expense) in the consolidated statements of operations.

The Company's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity were ($1.5) million at December 31, 2002 compared to ($3.8) million at December 31, 2001.

Interest Rates

The Company is exposed to changes in interest rates on its available-for-sale securities and amounts outstanding under the credit facility. Available-for-sale securities are recorded at fair value in the financial statements. These securities are exposed to market price risk, which also takes into account interest rate risk. At December 31, 2002, the potential loss in fair value resulting from a hypothetical decrease of 10% in quoted market price would be approximately $1.7 million.

In July 2002, the Company entered into an interest rate swap agreement with the intent of managing the interest rate risk on its five-year term loan. Interest rate swap agreements are contractual agreements between two parties for the exchange of interest payment streams on a principal amount and an agreed-upon fixed or floating rate, for a defined period of time. See discussion of debt in the Liquidity and Capital Resources section of the Management's Discussion and Analysis of Financial Condition and Results of Operations.

New Accounting Pronouncements

In January 2003, the Emerging Issues Task Force issued EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating what impact, if any, the adoption of this issue will have on its results of operations and/or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123." SFAS No. 148 provides transition guidance for those companies that elect to voluntarily adopt the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 also mandates certain new disclosures that are incremental to those required by SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148. At this time the Company does not plan to adopt the accounting provisions of SFAS No. 123 and will continue to account for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" (including Certain Costs Incurred in a Restructuring) and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS No. 146 is required for exit or disposal activities of the Company initiated after December 31, 2002, with earlier adoption encouraged.

In November 2001, the Emerging Issues Task Force issued EITF 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The EITF requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue and expenses in the consolidated statements of operations. The Company implemented this rule beginning in the first quarter of 2002 and, as such, has reclassified all prior periods presented in accordance with the provisions of the EITF. The implementation of the new guidelines had no impact on income (loss) from operations or net income (loss).

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and certain provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" that requires that all intangible assets determined to have an indefinite useful life no longer be amortized, but instead be reviewed at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002, as required. The Company analyzed goodwill for transitional impairment at the reporting unit level at the beginning of 2002 and at the end of the year. As a result of this analysis, a goodwill impairment charge has been recorded in the fourth quarter of 2002 (see Note 6).

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" that requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted SFAS No. 141, and the adoption did not have an impact on the Company's results of operations or its financial position.

Cautionary Statement for Forward-Looking Information

Certain statements contained in this Annual Report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and possible future action that the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, the Company's ability to manage growth and to continue to attract and retain qualified personnel, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the ability of joint venture businesses to be integrated with the Company's operations, the fixed price nature of contracts or the loss of large contracts, cancellation or delay of projects, the progress of ongoing projects, cost overruns, the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, and the other risk factors set forth in the Company's SEC filings, copies of which are available upon request from the Company's investor relations department. No assurance can be given that the Company will be able to realize the net service revenues included in backlog and verbal awards. The Company believes its backlog and verbal awards are not necessarily meaningful indicators of future results.

consolidated statements of operations

(In thousands, except per share data)

For the years ended December 31,	2002	2001	2000
Net service revenues	$ 165,173	$ 154,302	$ 120,487
Reimbursable out-of-pocket revenues	48,841	40,197	35,651
Total revenues	214,014	194,499	156,138
Cost and expenses:			
Direct costs	98,438	93,729	74,077
Reimbursable out-of-pocket costs	48,841	40,197	35,651
Selling, general and administrative	48,646	44,047	39,249
Depreciation and amortization	8,347	9,988	7,930
Employee severance and office consolidation costs	408	(766)	2,980
Goodwill impairment	67,745	—	—
Total costs and expenses	272,425	187,195	159,887
Income (loss) from operations	(58,411)	7,304	(3,749)
Other income (expense):			
Interest income	534	903	988
Interest expense	(1,219)	(877)	(643)
Other	(61)	23	(292)
Investment impairment	(1,938)	—	—
	(2,684)	49	53
Income (loss) before income taxes	(61,095)	7,353	(3,696)
Income taxes	(6,295)	3,147	(1,566)
Net income (loss)	$ (54,800)	$ 4,206	$ (2,130)
Income (loss) per share data:			
Basic:			
Net income (loss) per share	$ (4.30)	$ 0.34	$ (0.18)
Weighted average shares	12,734	12,251	11,708
Diluted:			
Net income (loss) per share	$ (4.30)	$ 0.33	$ (0.18)
Weighted average shares	12,734	12,858	11,708

The accompanying notes are an integral part of these consolidated financial statements.

consolidated balance sheets

(In thousands, except share data)

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 12,671	$ 6,016
Available for sale securities	17,304	19,508
Accounts receivable	47,050	59,611
Other current assets	7,343	5,305
Total current assets	84,368	90,440
Property and equipment, net	19,028	16,407
Goodwill	22,033	86,094
Other indefinite-lived intangible assets	15,000	—
Long-term deferred tax asset	5,933	118
Other assets	9,035	10,992
Total assets	**$ 155,397**	**$ 204,051**
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of obligations under capital leases	$ 843	$ 660
Current portion of amounts outstanding under credit facilities	3,000	14,195
Trade payables	5,883	6,502
Advance billings	22,313	18,951
Other accrued liabilities	10,878	13,468
Total current liabilities	42,917	53,776
Obligations under capital leases, less current portion	1,643	1,362
Convertible note	6,000	—
Long-term debt	9,750	—
Deferred income taxes payable	33	5,954
Other liabilities	694	652
Total liabilities	61,037	61,744
Commitments and contingencies		
Shareholders' equity:		
Preferred stock—no par value; 100,000 shares authorized; none issued and outstanding		
Common stock—no par value; 45,000,000 shares authorized; 12,861,510 and 12,399,406 shares issued and 12,841,613 and 12,382,126 outstanding at December 31, 2002 and 2001, respectively	75	75
Additional paid-in capital	134,266	128,986
(Accumulated deficit) Retained earnings	(37,478)	17,322
Accumulated other comprehensive loss:		
Net unrealized holding (losses) gains on available for sale securities	(6)	35
Unrealized loss on interest rate swap	(566)	—
Foreign currency translation adjustment	(1,538)	(3,761)
Total accumulated other comprehensive loss	(2,110)	(3,726)
Less: cost of common stock held in treasury, 19,897 and 17,280 shares at December 31, 2002 and 2001, respectively	(393)	(350)
Total shareholders' equity	94,360	142,307
Total liabilities and shareholders' equity	**$ 155,397**	**$ 204,051**

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of shareholders' equity

(In thousands, except share data)	common stock: number of shares	common stock: amount	additional paid-in capital	treasury stock	(accumulated deficit) retained earnings	accumulated other comprehensive loss	total shareholders' equity	comprehensive income (loss)
Balance, January 1, 2000	**11,489,318**	**$ 75**	**$ 120,544**		**$ 15,246**	**$ (2,219)**	**$ 133,646**	
Net loss					(2,130)		(2,130)	$ (2,130)
Other comprehensive income:								
Foreign currency translation adjustment						(1,144)	(1,144)	(1,144)
Net unrealized holding gains on available for sale securities, net of tax						297	297	297
Reclassification adjustment for holding losses included in net income, net of tax						20	20	20
Comprehensive loss								$ (2,957)
Issuance of Common Stock for acquisition	78,500		742				742	
Issuance of Common Stock in connection with prior acquisition	124,473		1,040				1,040	
Shares issued under stock plans	71,016		377				377	
Income tax benefit from exercise of stock options			22				22	
Balance, December 31, 2000	**11,763,307**	**75**	**122,725**		**13,116**	**(3,046)**	**132,870**	
Net income					4,206		4,206	$ 4,206
Other comprehensive income:								
Foreign currency translation adjustment						(832)	(832)	(832)
Net unrealized holding gains on available for sale securities, net of tax						147	147	147
Reclassification adjustment for holding losses included in net income, net of tax						5	5	5
Comprehensive income								$ 3,526
Issuance of Common Stock for acquisition	374,665		3,873				3,873	
Issuance of Common Stock in connection with prior acquisition	84,450		796				796	
Shares issued under stock plans	176,984		1,197				1,197	
Income tax benefit from exercise of stock options			395				395	
Treasury stock transaction	(17,280)			(350)			(350)	
Balance, December 31, 2001	**12,382,126**	**75**	**128,986**	**(350)**	**17,322**	**(3,726)**	**142,307**	

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share data)	common stock number of shares	common stock amount	additional paid-in capital	treasury stock	(accumulated deficit) retained earnings	accumulated other comprehensive loss	total shareholders' equity	comprehensive income (loss)
Net loss					(54,800)		(54,800)	$(54,800)
Other comprehensive income:								
Foreign currency translation adjustment						2,223	2,223	2,223
Net unrealized holding losses on available for sale securities, net of tax						(41)	(41)	(41)
Net unrealized holding losses on interest rate swap agreement						(566)	(566)	(566)
Comprehensive loss								$(53,184)
Issuance of Common Stock for acquisition	314,243		4,092				4,092	
Shares issued under stock plans	147,861		913				913	
Income tax benefit from exercise of stock options			275				275	
Treasury stock transaction	(2,617)			(43)			(43)	
Balance at December 31, 2002	**12,841,613**	**$ 75**	**$ 134,266**	**$(393)**	**$(37,478)**	**$ (2,110)**	**$ 94,360**	

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

(In thousands) For the years ended December 31,	2002	2001	2000
Cash flows from operating activities			
Net (loss) income	$ (54,800)	$ 4,206	$ (2,130)
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	8,347	9,988	7,930
Goodwill and investment impairment	69,684	—	—
Deferred income taxes	(10,870)	382	(1,013)
Other	584	25	227
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	14,421	(10,789)	10,332
Other current assets	(2,025)	2,785	(617)
Other assets	(136)	(105)	(329)
Investigator and project costs	1,724	252	2,717
Trade payables	(964)	1,262	(119)
Advance billings	455	(275)	1,637
Accrued liabilities and other	532	1,882	2,117
Net cash provided by operating activities	26,952	9,613	20,752
Cash flows from investing activities			
Purchase of available for sale securities	(48,989)	(40,587)	—
Proceeds from sale and maturity of available for sale securities	50,643	39,272	2,100
Acquisitions of property and equipment	(6,708)	(4,425)	(4,760)
Additions to internally developed software	(2,268)	(3,061)	(2,405)
Acquisitions of businesses, less cash acquired	(7,942)	(10,822)	(1,825)
Additional purchase price paid in connection with prior acquisition	(2,704)	(2,144)	(2,680)
Other investments	—	(5)	(724)
Net cash used in investing activities	(17,968)	(21,772)	(10,294)
Cash flows from financing activities			
Net (repayments) proceeds under credit facility	(1,902)	12,630	(7,148)
Proceeds from issuance of Common Stock	383	656	31
Amounts payable – book overdraft	(401)	(665)	(1,430)
Payments on capital lease obligations	(818)	(850)	(717)
Other	58	—	—
Debt issue costs	(89)	(14)	(95)
Net cash (used in) provided by financing activities	(2,769)	11,757	(9,359)
Effects of exchange rates on cash and cash equivalents	440	(291)	(110)
Net increase (decrease) in cash and cash equivalents	6,655	(693)	989
Cash and cash equivalents			
Beginning of year	6,016	6,709	5,720
End of year	$ 12,671	$ 6,016	$ 6,709

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands) For the years ended December 31,	2002	2001	2000
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 1,130	$ 714	$ 654
Cash paid (received) during the year for income taxes	$ 5,758	$ (535)	$ 780
Supplemental schedule of noncash investing and financing activities			
Acquisition of equipment under capital leases	$ 1,107	$ 1,735	$ 374
Amounts accrued for contingent consideration pursuant to acquisition agreement (note 13)	$ —	$ 2,976	$ 2,976
Issuance of common stock in connection with employee stock purchase plan	$ 437	$ 488	$ 322
Treasury stock acquired in escrow settlement	$ (43)	$ (350)	$ —
Acquisitions of businesses:			
Fair value of assets acquired	$ 19,165	$ 16,507	$ 3,185
Fair value of liabilities assumed or incurred	(1,131)	(1,812)	(618)
Stock issued	(4,092)	(3,873)	(742)
Convertible debt issued	(6,000)	—	—
Net cash payments	**$ 7,942**	**$ 10,822**	**$ 1,825**

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

1. Nature of Business and Significant Accounting Policies

Nature of Business

Kendle International Inc. (the Company) is an international contract research organization (CRO) providing integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consultation and organizational meeting management and publication services on a contract basis to the pharmaceutical and biotechnology industries. The Company has operations in North America, Europe, Asia and Australia.

Principles of Consolidation and Presentation

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies which are at least 20% owned and over which the Company can exercise significant influence but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies, which are less than 20% owned and over which the Company cannot exercise significant influence, are carried at cost.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition.

Certain amounts reflected in the prior years' consolidated financial statements have been reclassified to be comparable with the current year.

Foreign Currency Translation

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

As a significant percentage of the Company's cash flow from operations is derived from operations outside the United States, the Company is subject to the risks of currency exchange rate fluctuations.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

Available-for-Sale Securities

Investments purchased with initial maturities greater than three months are classified as available for sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the consolidated statements of operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

Revenue Recognition

Net service revenues are earned by performing services primarily under fixed-price contracts. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change. Work is also performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract. Additionally, the Company recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and indirect costs including facilities, information systems, and other costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses become known.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

Concentration of Credit Risk

Accounts receivable represent amounts due from customers who are concentrated mainly in the pharmaceutical and biotechnology industries. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers, and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote. Refer to Note 16 for additional information regarding revenue concentration.

Long-Lived Assets

Property and equipment are stated at cost. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in operations.

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $2.2 million and $3.0 million at December 31, 2002 and 2001, respectively.

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 2002 and 2001 were $14.0 million and $11.7 million, respectively. The related accumulated amortization at December 31, 2002 and 2001 was $6.0 million and $3.7 million, respectively.

In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, software, and investments are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.

Derivatives

From time to time, the Company may use derivative instruments to manage exposure to interest rates. Derivatives meeting the hedge criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, are recorded in the balance sheet at fair value at each balance sheet date. When the derivative is entered into, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment and classifies the hedge as a cash flow hedge or a fair value hedge. If the hedge is determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income (loss). Changes in the value of fair value hedges are recorded in earnings. In July of 2002, the Company entered into an interest rate swap agreement to fix the interest rate on its $15.0 million term loan. The swap is designated as a cash flow hedge. At December 31, 2002, approximately $566,000 has been recorded in other comprehensive income to reflect a decrease in the fair market value of the swap.

Investigator and Project Costs

In addition to the various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Effective January 1, 2002 in connection with the implementation of EITF 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred", the Company includes amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the consolidated statements of operations. The Company implemented this rule beginning in the first quarter of 2002 and, as such, has reclassified all periods presented. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Net Income (Loss) Per Share Data

Net income (loss) per basic share is computed using the weighted average common shares outstanding. Net income (loss) per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income (loss) per diluted share have been calculated as follows:

(In thousands)	2002	2001	2000
Weighted average common shares outstanding	12,734	12,251	11,708
Stock options	—	584	—
Contingently issuable shares	—	23	—
Weighted average shares	**12,734**	**12,858**	**11,708**

Options to purchase approximately 2,400,000 shares of common stock (approximately 1,400,000 shares of common stock equivalents) were outstanding during 2002 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 739,000 shares of common stock were outstanding during 2001 but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Options to purchase approximately 1,600,000 shares of common stock (approximately 400,000 shares of common stock equivalents) were outstanding during 2000 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Income Taxes

The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Stock Options

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options. The Company has adopted disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant.

The weighted average fair value of the options granted in 2002, 2001, and 2000 was estimated as $6.32, $16.97 and $6.34, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.8%	4.7%	6.4%
Expected volatility	68.9%	67.4%	75.6%
Expected holding period	6.3 years	6.4 years	7 years

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2002, 2001 and 2000 would have been $5.0 million, $3.6 million and $2.6 million respectively. The Company's pro forma net income (loss) and pro forma net income (loss) per diluted share for 2002, 2001 and 2000 would have been reduced to the amounts below:

(in thousands, except per share data)	2002	2001	2000
Pro forma net income (loss)			
As reported	$(54,800)	$4,206	$(2,130)
Less: pro forma adjustment for stock-based compensation, net of tax	(3,979)	(2,631)	(1,716)
Pro forma net income (loss)	(58,779)	1,575	(3,846)
Pro forma net income (loss) per diluted share			
As reported	(4.30)	0.33	(0.18)
Pro forma	(4.62)	0.12	(0.33)
Effect of pro forma expense	(0.32)	(0.21)	(0.15)

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, the Emerging Issues Task Force issued EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating what impact, if any, the adoption of this issue will have on its results of operations and/or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123." SFAS No. 148 provides transition guidance for those companies that elect to voluntarily adopt the accounting provisions of SFAS No. 123, " Accounting for Stock-Based Compensation." SFAS No. 148 also mandates certain new disclosures that are incremental to those required by SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148. At this time the Company does not plan to adopt the accounting provisions of SFAS No. 123 and will continue to account for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" (including Certain Costs Incurred in a Restructuring) and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS No. 146 is required for exit or disposal activities of the Company initiated after December 31, 2002, with earlier adoption encouraged.

In November 2001, the Emerging Issues Task Force issued EITF 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The EITF requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue and expenses in the statements of operations. The Company implemented this rule beginning *in the first quarter of 2002 and, as such, has reclassified all periods presented in accordance with the provisions of the EITF.* The implementation of the new guidelines had no impact on income (loss) from operations or net income (loss).

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and certain provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" that requires that all intangible assets determined to have an indefinite useful life no longer be amortized, but instead be reviewed at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002, as required. The Company analyzed goodwill for transitional impairment at the reporting unit level at the beginning of 2002 and at the end of the year. As a result of this analysis, a goodwill impairment charge has been recorded in the fourth quarter of 2002 based on our annual impairment analysis (see Note 6).

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" that requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted SFAS No. 141, and the adoption did not have an impact on the Company's results of operations or its financial position.

2. Available-for-Sale Securities:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 2002 and 2001 is as follows:

(In thousands)	amortized cost	unrealized gain (loss)	fair value
2002:			
Debt securities:			
Mortgage-backed securities	$ 17,310	$ (6)	$ 17,304
2001:			
Debt securities:			
Municipal securities	$ 19,450	$ 58	$ 19,508

At December 31, 2002 all debt securities have contractual maturities of one year or less.

Proceeds from the sales or maturities of investments in securities were $50.6 million, $39.3 million and $2.1 million in 2002, 2001, and 2000, respectively. Gross losses realized on these sales were approximately $0, $8,500 and $33,000 during 2002, 2001 and 2000, respectively.

3. Fair Value of Financial Instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available for sale securities, amounts outstanding under credit facility, and notes payable, approximate their fair value.

4. Accounts Receivable:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

(In thousands) December 31,	2002	2001
Billed	$ 28,125	$ 31,965
Unbilled	18,925	27,646
	$ 47,050	$ 59,611

7. Property and Equipment

Property and equipment is summarized as follows:

(In thousands) **December 31,**	**2002**	**2001**
Furnishings, equipment and other	$ 36,540	$ 28,372
Equipment under capital leases	4,565	3,886
Less: accumulated depreciation and amortization	(22,077)	(15,851)
Property and equipment, net	**$ 19,028**	**$ 16,407**

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $5.1 million, $4.2 million, and $3.7 million, respectively.

8. Goodwill and Other Intangible Assets

In accordance with SFAS No.142, "Goodwill and Other Intangible Assets," effective January 1, 2002 the Company discontinued the amortization of goodwill and other identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Net income and diluted earnings per share for 2001 and 2000 excluding goodwill amortization would have been as follows if the nonamortization provisions of SFAS 142 were adopted in 2000 and 2001:

(In thousands except per share data)	**year ended 12/31/01**	**year ended 12/31/00**
Net income (loss) as reported	$ 4,206	$ (2,130)
Add: Goodwill amortization, net of tax benefit	2,461	2,016
Adjusted net income (loss)	6,667	(114)
Basic Earnings Per Share:		
Reported net income (loss) per share	$ 0.34	$ (0.18)
Goodwill amortization, net of tax	0.20	0.17
Adjusted net income (loss) per share	$ 0.54	$ (0.01)
Diluted earnings per share:		
Reported net income (loss) per share	$ 0.33	$ (0.18)
Goodwill amortization, net of tax	0.19	0.17
Adjusted net income (loss) per share	$ 0.52	$ (0.01)

In accordance with SFAS No. 142, goodwill is evaluated on an annual basis for impairment at the reporting unit level. Such evaluation is based on a two-step test starting with a comparison of the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second phase of the test measures the impairment.

The Company has identified the reporting unit as the Company as a whole. The Company analyzed goodwill for impairment by comparing the carrying amount of the Company to the fair value of the Company. The fair value of the Company was calculated based on public information regarding the market capitalization of the Company as well as public information regarding comparable companies in the CRO industry and financial projections for the Company.

Due to the decline in the Company's stock price over the last six months of 2002, the analysis in the fourth quarter of 2002 revealed that the goodwill was impaired. To determine the amount of the impairment, the Company determined the fair value of the goodwill by assigning fair values to its assets and liabilities. A third party was used to value certain assets. The excess of the fair value of the reporting unit over the fair value of the amounts assigned to its assets and liabilities is the fair value of the goodwill.

The carrying amount of the Company's goodwill exceeded the fair value. An impairment loss of $67.7 million was recognized in the fourth quarter of 2002 and is presented as a separate line item in the Company's consolidated statements of operations.

Identifiable intangible assets as of December 31, 2002 and December 31, 2001 are composed of:

(In thousands) **December 31,**	**2002**	**2001**
Non-amortizable intangible assets:		
Goodwill	$ 22,033	$ 86,094
Customer contract	15,000	—
Amortizable intangible assets	—	—
Total	$ 37,033	$ 86,094

The Company acquired $2.9 million of goodwill and a $15.0 million identifiable intangible asset in 2002 resulting from the acquisition of Clinical and Pharmacologic Research, Inc. (CPR). The goodwill and the intangible asset acquired in the acquisition are deductible for income tax purposes over a 15-year period.

The $15 million intangible asset represents one customer contract acquired in the Company's acquisition of CPR, the fair value of which was determined by a third party valuation. The nature of this identifiable intangible asset was reviewed at the end of 2002 and the determination was made that the original indefinite life remains appropriate. The contract was determined to have an indefinite useful life based on a number of factors, including the unique nature of the services provided by CPR, high barriers to entry to a competitor, and the long-term historical relationship between CPR and its sole customer without material modification to the basic terms of the arrangement and without substantial cost of renewal. A deterioration in this customer relationship could result in an impairment in this asset and/or the assignment of a determinable life, which would result in amortization in future periods.

7. Other Accrued Liabilities:

Other accrued liabilities at December 31, 2002 and 2001 consisted of the following:

(In thousands) **December 31,**	**2002**	**2001**
Accrued compensation and related payroll withholdings and taxes	$ 4,997	$ 5,082
Amounts payable - book overdraft	101	503
Amounts accrued for contingent consideration pursuant to 1999 acquisition agreement	—	2,976
Other	5,780	4,907
	$ 10,878	**$ 13,468**

8. Debt:

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced the previous credit facility that would have expired in October 2003. The Facility is composed of a $23.0 million revolving credit loan that expires in three years and a $15.0 million term loan that matures in five years. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The $23.0 million facility bears interest at a rate equal to either (a) the Eurodollar Rate plus the Applicable Percentage (as defined) or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate (as defined in the agreement which is included under Exhibit 10.23 in the Company's Form 10-Q for the quarter period ended June 30, 2002).

The $5.0 million facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or (b) the Bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined). Under terms of the credit agreement, revolving loans are convertible into term loans within the facility if used for acquisitions. The facilities contain various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios and minimum net worth levels. At December 31, 2002 the Company fell below the minimum permitted net worth level. The Company has received a waiver from the banks with respect to the net worth level and amended the minimum net worth level for future periods. At December 31, 2002, no amounts were outstanding under the Company's $23 million revolving credit loan, $12.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 5.82%. Principal payments of $750,000 are due on the term loan on the last business day of each quarter through March of 2007.

Effective July 1, 2002 the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. This swap agreement is designated as a cash flow hedge under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under the swap agreement, the interest rate on the term loan is fixed at 4.32% plus a margin of 1.5%. The swap is in place through the life of the term loan, ending on March 31, 2007. Changes in fair market value of the swap are recorded in Other Comprehensive Income on the consolidated balance sheet. At December 31, 2002, approximately $566,000 has been recorded in Other Comprehensive Income to reflect a decrease in the fair market value of the swap.

With the acquisition of CPR the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). If the note has not been converted at the Maturity Date, the Company has the option to extend the Maturity Date of the note for another three years. The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually. If the Maturity Date is extended, the interest rate will be reset on January 29, 2005 at an annual rate of interest equal to the yield of a three-year United States Treasury Note.

9. Employee Severance and Other Costs:

In order to bring its cost structure more in line with revenue projections, in the second quarter of 2000 the Company announced a plan to eliminate approximately 125 full-time positions globally. Through December 31, 2001 the Company had completed the workforce reduction program, and eliminated approximately 125 positions. In connection with the workforce reduction, the Company recorded a pre-tax charge of approximately $3.0 million ($1.8 million net of tax) in the second quarter of 2000, consisting primarily of severance, outplacement, other employee benefit costs, and facility related charges. In the fourth quarter of 2001, the Company completed the initiative, and recorded $766,000 of pre-tax income ($460,000 net of tax) to reflect lower-than-anticipated costs associated with the program. The remaining liability of $134,000 will be used primarily for facility-related obligations that will be paid out over subsequent years.

(In thousands)	employee severance and outplacement	facilities	other	total
Amount accrued originally	$ 1,270	$ 1,181	$ 529	$ 2,980
Amount paid	882	717	228	1,827
Non-cash charges	—	172	81	253
Adjustment to original liability	388	159	219	766
Liability at December 31, 2002	$ —	$ 133	$ 1	$ 134

On August 29, 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, NJ. The Company had maintained separate offices in Princeton, Cranford and Ft. Lee, New Jersey. The majority of the leases in the Ft. Lee and Princeton offices expired in the fourth quarter of 2002. One area of the Princeton office has a lease expiring in the first quarter of 2003. The Company vacated these offices in the fourth quarter of 2002 in advance of the expiration of each of the respective office leases.

As part of this plan, the Company will eliminate approximately 22 full-time positions. Through December 31, 2002, the Company has eliminated 21 of these positions. The remaining position will be eliminated in the first quarter of 2003.

In connection with the office consolidation, the Company recorded a pre-tax charge of $321,000 in the third quarter of 2002, consisting primarily of facility lease costs and severance and outplacement costs. As of December 31, 2002, $157,000 remains accrued and is reflected in Other Accrued Liabilities in the Company's consolidated balance sheet. The amounts accrued as office consolidation costs are detailed as follows:

(In thousands)	employee costs	facilities	other	total
Amount accrued originally	$ 172	$ 97	$ 52	$ 321
Amount paid	99	53	12	164
Liability at December 31, 2002	$ 73	$ 44	$ 40	$ 157

The Company recorded an additional $87,000 in costs during the fourth quarter of 2002 relating primarily to moving costs and employee retention costs.

[illegible]

[illegible]

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. In 2000 and the first half of 2001, the Company made a matching contribution of 25% of each participant's contribution of up to 6% of salary. In the second half of 2001, the matching contribution was increased to 50% of each participant's contribution of up to 6% of salary. The Company's matching contributions to this plan totaled approximately $989,000, $570,000 and $277,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

[illegible]

The Company maintains an Employee Stock Purchase Plan (the Purchase Plan) which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 2002, 2001 and 2000, respectively, 38,098, 60,579 and 47,740 shares were purchased under the Purchase Plan. At December 31, 2002, 306,836 shares were available for issuance under the Purchase Plan.

[illegible]

In 1997, the Company established the 1997 Stock Option and Stock Incentive Plan (the 1997 Plan) that provides for the grant of up to 1,000,000 shares of the Company's Common Stock, consisting of incentive and non-qualified stock options, alone or in connection with stock appreciation rights, restricted stock awards, unrestricted stock awards and performance awards. In May 2000, shareholders approved an amendment to the 1997 Plan increasing the number of shares of Common Stock authorized under the 1997 Plan to 3,000,000 shares. Participation in the 1997 Plan is at the discretion of the Board of Director's Management Development and Compensation Committee. Prior to August 2002, the 1997 Plan was administered by the Board of Director's Compensation Subcommittee. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Management Development and Compensation Committee. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options can be granted after August 2007. The Company has reserved 3,000,000 shares of Common Stock for the 1997 Plan, of which 867,926 are available for grant at December 31, 2002.

The 1997 Plan replaced a similar plan under which 354,297 options were outstanding at December 31, 2002.

Aggregate stock option activity during 2002, 2001 and 2000 was as follows:

	shares	weighted average exercise price
Options outstanding at 1/1/00	**1,355,718**	**$ 10.50**
Granted	508,900	8.77
Canceled	(267,956)	13.52
Exercised	(20,630)	1.51
Options outstanding at 12/31/00	**1,576,032**	**9.56**
Granted	774,680	18.29
Canceled	(310,390)	12.83
Exercised	(112,330)	5.56
Options outstanding at 12/31/01	**1,927,992**	**12.62**
Granted	804,700	9.60
Canceled	(247,916)	15.41
Exercised	(105,909)	3.60
Options outstanding at 12/31/02	**2,378,867**	**$ 11.84**

Options Outstanding

range of exercise price	outstanding at December 31, 2002	weighted average remaining contractual life	weighted average exercise price
$0.91 - $3.10	354,297	3.0	$ 1.56
$6.20 - $9.30	722,100	8.8	8.29
$9.31 - $12.40	320,360	8.4	19.97
$12.41 - $15.50	227,200	6.4	13.49
$15.51 - $21.70	622,800	8.6	19.53
$21.70 - $31.00	132,110	5.6	24.18

Options Exercisable

range of exercise price	options exercisable at December 31, 2002	weighted-average exercise price
$0.91 - $3.10	298,381	$ 1.49
$6.20 - $9.30	97,240	8.57
$9.31 - $12.40	96,860	10.31
$12.41 - $15.50	131,636	14.03
$15.51 - $21.70	123,420	19.47
$21.71 - $31.00	103,056	24.21

Effective October 1, 2002 the Company granted awards of restricted shares to certain executives pursuant to the 1997 Plan. Such shares vest ratably over a three year period, with shares restricted from transfer until vesting. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration. As of December 31, 2002, 22,500 restricted shares were issued, none of which had vested.

Protective Compensation and Benefit Agreements

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire at various times, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 2002, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $6.9 million.

11. Leases:

The Company leases facilities, office equipment and computers under agreements which are classified as capital and operating leases. The leases have initial terms which range from two to seventeen years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, net of sublease income, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 2002:

(In thousands)	capital leases	operating leases
2003	$ 938	$ 6,511
2004	865	5,434
2005	655	4,438
2006	181	4,088
2007	11	3,888
Thereafter		6,095
Total minimum lease payments	2,650	$ 30,454
Amounts representing interest	(164)	
Present value of net minimum lease payments	2,486	
Current portion	843	
Obligations under capital leases, less current portion	**$ 1,643**	

The Company expects rental income from subleases of approximately $0.4 million per year from 2003 through 2005 and $0.1 million in 2006 based on a sublease agreement executed in June 2000.

Rental expense under operating leases for 2002, 2001 and 2000 was $6.4 million, $6.1 million and $5.6 million, respectively.

12. Income Taxes:

The provision for income taxes for the years ended December 31, 2002, 2001 and 2000, is as follows:

(In thousands)	2002	2001	2000
Current:			
Federal	$ 2,134	$ 1,604	$ (1,060)
State and local	300	233	(77)
Foreign	1,752	540	203
Subtotal	4,186	2,377	(934)
Deferred:			
Federal	(8,233)	944	107
State and local	(2,243)	(288)	(632)
Foreign	(394)	(274)	(488)
Subtotal	(10,870)	382	(1,013)
Benefit applied to reduce goodwill	389	388	381
Total provision	**$ (6,295)**	**$ 3,147**	**$ (1,566)**

The sources of income (loss) before income taxes are presented as follows:

(In thousands)	2002	2001	2000
United States	$ (30,677)	$ 9,225	$ (2,284)
Foreign	(30,418)	(1,872)	(1,412)
Income (loss) before income taxes	$ (61,095)	$ 7,353	$ (3,696)

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

	2002	2001	2000
Income tax expense at the U.S. federal statutory rate	35.0 %	35.0 %	35.0 %
Effects of foreign taxes, net of foreign tax credits	(19.7)	7.6	(5.6)
State and local income taxes, net of federal benefit	2.0	(1.3)	7.4
Tax-exempt interest income	—	(1.5)	7.2
Non-deductible goodwill amortization	(5.9)	1.8	—
Other	(1.1)	1.2	(1.6)
Total	**10.3 %**	**42.8 %**	**42.4 %**

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $3.9 million.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 2002 and 2001 are as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Compensation and employee benefits	$ 38	$ 369
Accrued expenses and other future deductible items	752	639
Foreign operating loss carryforward	2,910	1,134
State and local operating loss carryforward	1,310	1,256
Tax benefit of unrealized losses	4	—
Deferred state income taxes	—	420
Capital loss carryforward	985	158
Foreign tax credit carryforward	540	287
Intangible assets	10,702	—
Other	555	34
Total deferred tax assets	**17,796**	**4,297**
Deferred tax liabilities:		
Software costs	3,402	3,429
Depreciation	878	903
Intangible assets	—	2,248
Unrealized foreign exchange gains	281	244
Change of tax accounting method	320	479
Deferred state income taxes	568	—
Tax cost of unrealized gains	—	23
Total deferred tax liability	**5,449**	**7,326**
Valuation allowance	**4,435**	**—**
Total net deferred tax (asset) liability	**$ (7,912)**	**$ 3,029**

The deferred tax asset for state and local operating loss carryforward of $1.3 million relates to amounts that expire at various times from 2006 to 2022.

The Company has foreign operating loss carryforwards of $9.0 million that can be carried forward indefinitely with a tax benefit of $2.9 million for which a valuation allowance has been established in 2002 based upon an assessment that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions.

The Company has capital loss carryforwards of $2.3 million with a tax benefit of $985,000 for which a valuation allowance has been established based upon an assessment that realization cannot be assured. Of this tax benefit, $140,000 will expire in 2005, $14,000 will expire in 2006, $4,000 will expire in 2007 and $827,000 will expire in 2008. The ultimate realization of this tax benefit is dependent upon the generation of sufficient capital gains within the carryforward periods.

The Company has foreign tax credit carryforwards with a tax benefit of $540,000 for which a valuation allowance has been established based upon an assessment that realization cannot be assured. Of this benefit, $287,000 will expire in 2007 and $253,000 will expire in 2008.

Income tax benefits related to stock option exercises and the employee stock purchase plan were $296,000, $395,000 and $22,000 for 2002, 2001 and 2000, respectively, and have been shown as increases to additional paid-in capital.

The income tax costs (benefits) related to unrealized gains and losses in other comprehensive income components of shareholders' equity were ($27,000) in 2002, $101,000 in 2001 and $211,000 in 2000.

13. Acquisitions

Details of the Company's acquisitions from 2000 through 2002 are listed below. The acquisitions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

Valuation of the Common Stock issued in the acquisitions was based on an appraisal obtained by the Company on previous similarly structured acquisitions, which provided for a discount of the shares due to lock-up restrictions and the lack of registration of the shares.

2002:

In January 2002, the Company acquired substantially all of the assets of Clinical and Pharmacologic Research, Inc. (CPR) located in Morgantown, West Virginia. CPR specializes in Phase I studies for the generic drug industry, enabling the Company to expand into the generic drug market.

The aggregate purchase price was approximately $18.2 million, including approximately $8.1 million in cash (including acquisition costs), 314,243 shares of Common Stock valued at $4.1 million and a $6.0 million subordinated note. The note is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time before January 29, 2005, the Maturity Date.

The following summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The intangible asset represents one customer contract, the fair value which was determined by a third party valuation.

(In thousands) At January 29, 2002		
current assets	$	1,241
fixed assets		213
goodwill		2,927
intangible asset		15,000
total assets		19,381
liabilities assumed		1,131
net assets acquired	$	18,250

2001:

In February 2001, the Company acquired AAC Consulting Group, Inc., a full service regulatory consulting firm with offices in Rockville, Maryland. Total acquisition costs consisted of approximately $10.9 million in cash and 374,665 shares of the Company's Common Stock valued at $3.9 million. Of the total shares, 124,888 shares were placed in an escrow account and have subsequently been released.

2000:

In April 2000, the Company acquired SYNERmedica Pty Ltd., a contract research organization with offices in Melbourne and Sydney, Australia. Total acquisition costs consisted of approximately $2.2 million in cash and 78,500 shares of the Company's Common Stock valued at approximately $740,000. The shares were placed in an escrow account. In 2002, the escrow was released, with 2,617 shares of Common Stock valued at approximately $43,000 returned to the Company and the remainder released to the sellers.

The following unaudited pro forma results of operations assume the 2002 and 2001 acquisitions occurred at the beginning of 2001:

(In thousands, except per share data)	2002	2001
Net revenues	$ 165,974	$ 163,275
Net income (loss)	(54,662)	5,665
Net income (loss) per diluted share	$ (4.28)	$ 0.43
Weighted average shares	12,758	13,232

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 2001, nor are they necessarily indicative of future operating results.

[illegible]

In January 1999, the Company acquired a minority interest in Digineer, Inc. ("Digineer", formerly Component Software International, Inc.), an internet healthcare consulting and software development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock valued at approximately $0.3 million. The Company has accounted for this investment under the cost method.

During the second quarter of 2002, Digineer adopted a plan to cease operations. As a result of this action, the Company determined that its investment in Digineer was impaired. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge in "Other Income/Expense" to reflect the write-off of this investment. The write-off is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company has recorded a valuation allowance against the deferred tax asset relating to the Digineer write-off and no income tax benefit has been recorded.

The Company has a 50% owned joint venture investment in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits), a company located in China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits and the carrying value recorded as of December 31, 2002 is approximately $400,000. Future capitalization needs will be dependent upon the on-going capitalization needs of KendleWits and the Company's willingness to provide additional capital. The Company is not obligated to make any additional investment in KendleWits and currently has no plans to do so. The loss recorded from the equity investment in KendleWits for the years ended December 31, 2002, 2001 and 2000 was approximately $126,000, $199,000 and $67,000, respectively. Future results of KendleWits may vary, and are dependent upon the demand for clinical research services in China and the ability of KendleWits to generate additional business. The company's maxium exposure to loss as a result of its involvement with KendleWits is limited to its initial investment.

[illegible] Related Party Transactions:

The Company made payments in 2002, 2001 and 2000 totaling approximately $0.4 million, $0.1 million, and $0.2 million, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.

The former majority shareholder of CPR is no longer employed by CPR and never was employed by the Company, but he has provided consulting services to the Company. He currently also provides consulting services to the customer that accounts for the majority of CPR's current business. Payments to this individual for consulting services in 2002 totaled approximately $55,000.

[illegible] information:

Effective January 1, 2002 the Company integrated the medical communications group into its Phase IV product and services offering. As a result, the Company is now managed under a single operating segment referred to as contract research services, which encompasses Phase I through IV services.

Prior to January 1, 2002 the Company was managed through two operating segments, namely the contract research services group and the medical communications group. The contract research services group includes clinical trial management, clinical data management, statistical analysis, medical writing, medical affairs and marketing and regulatory consultation. The medical communications group, which included only Health Care Communications, Inc. (HCC) acquired in 1999, provided organizational, meeting management and publication services to professional organizations and pharmaceutical companies. Effective January 1, 2002, the Company launched a new strategic initiative, Medical Affairs, Marketing and Communications (MAM&C). The MAM&C service offering is intended to provide a more comprehensive Phase IV product to the Company's core customers, including post-marketing activities such as publications and symposia in support of new product launches. As a result, the former medical communications group was integrated into MAM&C and certain of HCC's unique services have been restructured to be in alignment with the Company's Phase IV services strategy.

Financial information by geographic area is as follows:

(In thousands)	2002	2001	2000
Net revenues			
North America	$ 120,713	$ 107,200	$ 75,563
Foreign	44,460	47,102	44,924
	$ 165,173	$ 154,302	$ 120,487
Identifiable assets			
North America	$ 133,424	$ 137,642	$ 118,869
Foreign	21,973	66,409	57,650
	$ 155,397	$ 204,051	$ 176,519

Net revenues from sponsors that accounted for more than 10% of the Company's consolidated net revenues for 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Sponsor A	21%	12%	15%
Sponsor B	8%	11%	13%

report of independent accountants

To the Board of Directors and Shareholders

Kendle International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 of the Notes to consolidated financial statements, the company adopted statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



PricewaterhouseCoopers LLP
February 11, 2003
Cincinnati, Ohio

management team

Candace Kendle, PharmD*
Chairman & CEO

Christopher C. Bergen*
President & COO

Thomas E. Stilgenbauer*
Executive Vice President & CMO

Karl Brenkert III*
Senior Vice President & CFO

Anthony L. Forcellini*
Senior Vice President, Operations

Paul F. Ritter, Esq*
Vice President, Secretary & General Counsel

Kevin M. Schwarz*
Vice President, Operations

Michael F. Bayer
Vice President, Project Management

Dagmar Chase, PhD
Vice President and Managing Director, Europe

Jere M. Hardy
Vice President, Biometrics

Douglas C. Kamm
Vice President, Human Resources

Kathleen A. Lukacs
Vice President, Clinical Services

Steve D. MacDonald
Vice President, New Business Development - North America

William K. Sietsema, PhD
Vice President, Clinical Development

Cathlene J. Thompson
Vice President, Strategic Relationships – Pharmacia

Cynthia L. Verst-Brasch, PharmD
Executive Director, Medical Affairs, Marketing and Communications

Gary M. Wedig
Vice President & CIO

Anthony C. Celeste
President, AAC Consulting Group Inc.

Michael Celeste
Vice President, AAC Consulting Group Inc.

*Executive Committee members

corporate information

Board of Directors

Candace Kendle, PharmD
Chairman of the Board & CEO

Christopher C. Bergen
President & COO

Philip E. Beekman
Retired, Chairman of the Board & CEO, Hook-SupeRx, Inc.
President, Owl Hollow Enterprises

Robert C. Simpson
Retired, Group President & Director,
West Pharmaceutical Services Inc.

Donald C. Harrison, MD
Senior Vice President and Provost for
Health Affairs Emeritus, University of Cincinnati

G. Steven Geis, PhD, MD
Retired, Group Vice President: Arthritis, Cardiovascular
and Oncology Clinical Development,
Pharmacia & Upjohn Company

Timothy E. Johnson, PhD
President, Johnson Investment Counsel, Inc.,
and Professor of Finance, University of Cincinnati

Frederick A. Russ, PhD
Dean, College of Business Administration,
University of Cincinnati

Stock Information

The common stock of Kendle International Inc. trades on the Nasdaq Stock Market® under the symbol KNDL. The number of holders of record of Kendle International Inc. common stock was 190 as of February 1, 2003. This total excludes shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks. The Company has not paid dividends on its common stock since its inception.

Financial Reports

Copies of the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available at www.kendle.com or upon request from:

Investor Relations
Kendle International Inc.
Attn: Keith A. Cheesman
1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202

Annual Meeting

The 2003 Annual Meeting of Shareholders will be held at 9:30 a.m. Eastern Time on Friday, May 9, 2003, in the Grand Ballroom of the Millennium Hotel Complex, 141 West 6th St., Cincinnati, Ohio 45202.

Transfer Agent and Registrar

LaSalle Bank NA
135 S. LaSalle Street
Suite 1960
Chicago, IL 60603
Attn: Ms. Arlene Kaminski
800-246-5761 option #2

Independent Accountants

PricewaterhouseCoopers LLP
Cincinnati, Ohio

Outside Legal Counsel

Keating, Muething & Klekamp, P.L.L.
Cincinnati, Ohio

Design and Copy: Kendle International Communications • Photography: Donald Ventre
Make-up: Terri Adams, Lynn Molitor & Kendall Stolz
Printing: Graphic Arts Center • Special thanks to: University of Cincinnati

Kendle
INTERNATIONAL INC.

Corporate Headquarters • 1200 Carew Tower • 441 Vine Street • Cincinnati, Ohio 45202
www.kendle.com • e-mail: info@kendle.com